UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)

Ms. Shirley Li

Unit 1903B-05 Exchange Tower

33 Wang Chiu Road, Kowloon Bay

Hong Kong

Facsimile: +852 3421 0430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100	Page	2	of	12	Pages

1	Name of Reporting Persons Ocean Imagination L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) PN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the Purchase and Voting Agreement (as defined below). See Item 4 of this statement on Schedule 13D for a description of the Purchase and Voting Agreement.

(2)         The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100	Page	3	of	12	Pages

1	Name of Reporting Persons Ocean Voyage L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) PN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the Purchase and Voting Agreement (as defined below). See Item 4 of this statement on Schedule 13D for a description of the Purchase and Voting Agreement. Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100	Page	4	of	12	Pages

1	Name of Reporting Persons Ocean General Partners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the Purchase and Voting Agreement (as defined below). See Item 4 of this statement on Schedule 13D for a description of the Purchase and Voting Agreement. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100	Page	5	of	12	Pages

1	Name of Reporting Persons Nanyan Zheng
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the Purchase and Voting Agreement (as defined below). See Item 4 of this statement on Schedule 13D for a description of the Purchase and Voting Agreement. Nanyan Zheng is a director of, and owner of 50% equity interests in, Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100	Page	6	of	12	Pages

1	Name of Reporting Persons Tianyi Jiang
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,137,975 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,137,975 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,975
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% of Class A common shares (or 6.5% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs (as defined below), and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the Purchase and Voting Agreement (as defined below). See Item 4 of this statement on Schedule 13D for a description of the Purchase and Voting Agreement. Tianyi Jiang is a director of, and owner of 50% equity interests in, Ocean General Partners Limited. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P.

(2)         The beneficial ownership percentage of  Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below). Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100	Page	7	of	12	Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A common shares, par value $0.001 per share, including Class A common shares represented by American depositary shares (“ADSs”), each representing two Class A common shares, of eHi Car Services Limited (the “Issuer”), a company incorporated under the laws of the Cayman Islands, whose principal executive offices are located at Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

Item 2. Identity and Background.

(a)                                 This Statement is being jointly filed by Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination”), Ocean Voyage L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Voyage”), Ocean General Partners Limited, a company incorporated under the laws of the Cayman Islands (“Ocean GP”), Mr. Nanyan Zheng, a PRC citizen, with the principal business address at Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong, and Mr. Tianyi Jiang, a Hong Kong permanent resident, with the principal business address at Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong. Ocean Imagination, Ocean Voyage, Ocean GP, Mr. Nanyan Zheng and Mr. Tianyi Jiang are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 7.01.

The general partner of Ocean Imagination is Ocean Voyage, whose general partner is Ocean GP. Each of Mr. Nanyan Zheng and Mr. Tianyi Jiang is a director of, and owner of 50% equity interests in, Ocean GP.

The name, present principal occupation and citizenship of each of the executive officers and directors of Ocean Imagination, Ocean Voyage and Ocean GP are set forth on Schedule A hereto, and are incorporated herein by reference.

(b)                                 The principal business address of each of the Reporting Persons is Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong.

(c)                                  Ocean Imagination is an investment holding vehicle and engages in investments in the travel industry in China.  Ocean Voyage is the general partner of Ocean Imagination and Ocean GP is the general partner of Ocean Voyage. Each of Mr. Nanyan Zheng and Mr. Tianyi Jiang is a director of, and owner of 50% equity interests in, Ocean GP.

(d)                                 During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Ocean Imagination is an exempted limited partnership registered under the laws of the Cayman Islands.  Ocean Voyage is an exempted limited partnership registered under the laws of the Cayman Islands. Ocean GP is a exempted company incorporated under the laws of the Cayman Islands. Mr. Nanyan Zheng is a PRC citizen. Mr. Tianyi Jiang is a Hong Kong permanent resident.

CUSIP No.	26853A 100	Page	8	of	12	Pages

Item 3. Source and Amount of Funds or Other Considerations.

Ocean Imagination entered into a Purchase and Voting Agreement with CDH Venture Partners II, L.P. (“CDH”) on April 4, 2018, a copy of which is attached hereto as Exhibit 7.03 (the “Purchase and Voting Agreement”).  The information disclosed in this Item 3 is qualified in its entirety by reference to Exhibit 7.03, which is incorporated herein by reference in its entirety.

Pursuant to the Purchase and Voting Agreement, it is anticipated that Ocean Imagination will purchase from CDH 100 ordinary shares of CDH Car Rental Service Limited (“CDH Car”), a British Virgin Islands business company wholly owned by CDH and a direct record holder of 538,764 Class A common shares (including 438,764 Class A common shares represented by 219,382 ADSs) and 8,599,211 Class B common shares of the Issuer, for an aggregate cash consideration of US$66.3 million (subject to adjustment in accordance with the terms of the Purchase and Voting Agreement), which represents the consideration payable for all of the Issuer’s common shares beneficially owned by CDH at a price of US$14.50 per ADS (subject to adjustment in accordance with the terms of the Purchase and Voting Agreement) (the “Purchase”). The source of funds for the Purchase will be the Reporting Persons’ funds available for investment. The descriptions of the Purchase and the Purchase and Voting Agreement set forth in Item 4 are hereby incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

On April 2, 2018, an affiliate of the Reporting Persons, Ocean Link Partners Limited (“OLPL”), submitted a preliminary, non-binding proposal to the Issuer (the “Proposal”), pursuant to which OLPL proposed to acquire all of the outstanding common shares of the Issuer (the “Common Shares”) including Common Shares represented by ADSs) for US$14.50 in cash per ADS or US$7.25 in cash per Common Share (the “Proposed Transaction”).

On April 4, 2018, Ocean Imagination entered into the Purchase and Voting Agreement with CDH for the purchase of 100 ordinary shares of CDH Car, the direct record holder of 538,764 Class A common shares (including 438,764 Class A common shares represented by 219,382 ADSs) and 8,599,211 Class B common shares of the Issuer. The closing of the transaction contemplated by the Purchase and Voting Agreement (the “Closing”) is scheduled to occur on or prior to April 26, 2018. The aggregate consideration is approximately US$66.3 million in cash, subject to adjustment in accordance with the terms of the Purchase and Voting Agreement. In addition, pursuant to the Purchase and Voting Agreement, CDH irrevocably agreed to cause CDH Car to, during the pendency of the Closing, vote all of the Common Shares directly held by CDH Car (a) in favor of the Proposed Transaction, (b) against any other transaction, proposal, agreement or action made in opposition to the authorization and approval of the Proposed Transaction, (c) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Proposed Transaction or the performance by CDH of its obligations under the Purchase and Voting Agreement, (d) in favor of any adjournment or postponement of the annual or special meeting of the shareholders of the Issuer as may be reasonably requested by OLPL, and (e) in favor of any other matter necessary to effect the Proposed Transaction.

CUSIP No.	26853A 100	Page	9	of	12	Pages

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal and the Purchase and Voting Agreement, copies of which are attached hereto as Exhibits 7.02 and 7.03.

If the Proposed Transaction is entered into and consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Act of 1933, as amended, will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. The Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Shares and/or ADSs, dispose of some or all of their Common Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Common Shares and/or ADSs, and/or continue to hold Common Shares and/or ADSs.

Item 5. Interest in Securities of the Issuer.

(a) — (b). The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date hereof, each Reporting Person may be deemed under Rule 13d-3 to beneficially own (i) 538,764 Class A common shares (including 438,764 Class A common shares represented by 219,382 ADSs), and (ii) 8,599,211 Class B common shares pursuant to the terms of the Purchase and Voting Agreement described in Item 4 and incorporated herein by reference, which represent approximately 11.0% of the outstanding Class A common shares (based on 74,279,018 Class A common shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, furnished under cover of Form 6-K on November 30, 2017 (the “Proxy Statement”), plus 8,599,211 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons). Each Reporting Person may be deemed to beneficially own 6.5% of the total common shares outstanding, which percentages are calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of October 31, 2017, as set forth in the Proxy Statement. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and the Class B common shares beneficially owned by the Reporting Persons represent approximately 11.8% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

(c).                               Except as set forth in Items 3 and 4, to the best knowledge of each of the Reporting Person, none of the Reporting Persons has effected any transactions relating to the Common Shares of the Issuer in the past 60 days.

(d).                              Not applicable.

(e).                               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 are hereby incorporated by reference in this Item 6.

CUSIP No.	26853A 100	Page	10	of	12	Pages

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Schedule 13D:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated April 5, 2018

Exhibit 7.02	Proposal from Ocean Link Partners Limited, dated April 2, 2018

Exhibit 7.03	Purchase and Voting Agreement by and between Ocean Imagination L.P. and CDH Venture Partners II, L.P., dated April 4, 2018

CUSIP No.	26853A 100	Page	11	of	12	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2018

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang

CUSIP No.	26853A 100	Page	12	of	12	Pages

SCHEDULE A

Directors and Executive Officers of Ocean Imagination L.P.

The names of the directors and the names and titles of the executive officers of Ocean Imagination L.P. and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Directors:
N/A
Executive Officers:
N/A

Directors and Executive Officers of Ocean Voyage L.P.

The names of the directors and the names and titles of the executive officers of Ocean Voyage L.P. and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Directors:
N/A
Executive Officers:
N/A

Directors and Executive Officers of Ocean General Partners Limited

The names of the directors and the names and titles of the executive officers of Ocean General Partners Limited and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Directors:
Chi Zhang	Director	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong	Hong Kong
Jianzhang Liang	Director	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong	Hong Kong
Nanyan Zheng	Management	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong	PRC
Tianyi Jiang	Management	Unit 1903B-05 Exchange Tower, 33 Wang Chiu Road, Kowloon Bay, Hong Kong	Hong Kong
Executive Officers:
N/A